# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 10/26/2025
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, (212) 451-3000

## Reporting persons
- Nelson Peltz (CIK 0000928265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.43% of the class)
  Comment: *Calculated based on 155,978,508 Ordinary Shares outstanding as of July 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the "Form 10-Q")
- Peter W. May (CIK 0000928264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.43% of the class)
  Comment: * Calculated based on 155,978,508 Ordinary Shares outstanding as of July 29, 2025, as reported by the Issuer in its Form 10-Q.
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.43% of the class)
  Comment: * Calculated based on 155,978,508 Ordinary Shares outstanding as of July 29, 2025, as reported by the Issuer in its Form 10-Q.
- Trian Fund Management GP, LLC (CIK 0001345472): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.43% of the class)
  Comment: * Calculated based on 155,978,508 Ordinary Shares outstanding as of July 29, 2025, as reported by the Issuer in its Form 10-Q.
- Trian Partners AM Holdco II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.43% of the class)
  Comment: * Calculated based on 155,978,508 Ordinary Shares outstanding as of July 29, 2025, as reported by the Issuer in its Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment:
This Amendment No. 14 ("Amendment No. 14") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, as amended by Amendment No. 11 filed on November 15, 2022, as amended by Amendment No. 12 filed on June 2, 2023, and as amended by Amendment No. 13 filed on May 2, 2025 ("Amendment No. 13") (as amended, the "Schedule 13D"), relating to the Ordinary Shares, $1.50 per share par value (the "Shares"), of Janus Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands (the "Issuer"). The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by inserting the following information at the end thereof:

"As described in the Proposal (as defined below), the Reporting Persons and General Catalyst Group Management, LLC ("General Catalyst") intend to finance the Proposed Transaction (as defined below) with a combination of (i) equity and debt financing from third parties (including limited partners of Trian Management and General Catalyst and affiliated funds thereof) and (ii) Shares beneficially owned by the Reporting Persons being rolled over as part of the Proposed Transaction. The Reporting Persons and General Catalyst also noted that they expect to obtain fully committed financing for the cash consideration and the Proposed Transaction would not be subject to a financing condition. Any equity or debt financing for the transactions contemplated by the Proposal remains subject to negotiation, and the Reporting Persons can provide no assurances that they will be able to negotiate definitive agreements or obtain financing on terms acceptable to them."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and restated in its entirety as follows:

"On October 26, 2025, Trian Management, which, together with its affiliated funds, beneficially owns approximately 20.4% of the outstanding Shares, delivered a letter with General Catalyst to the Issuer's Board, which contained a non-binding proposal (the "Proposal") for a newly formed entity on behalf of Trian Management and General Catalyst to acquire all of the outstanding Shares of the Issuer not owned by the Reporting Persons (the "Proposed Transaction") for a price of $46.00 per share in cash (the "Per Share Price"). In connection with the Proposal, Trian Management and General Catalyst have entered into a letter agreement (the "Proposal Cooperation Letter") pursuant to which, among other things, the parties thereto have agreed to cooperate with respect to the Proposal and the Proposed Transaction and allocate costs, expenses and responsibilities related thereto. In addition, the Proposal Cooperation Letter prohibits General Catalyst, its Affiliates and its Representatives (in each case as defined therein) from acquiring beneficial ownership of, or economic exposure to, securities of the Issuer until the termination of the Proposal Cooperation Letter.

In the Proposal, Trian Management and General Catalyst indicated that the Per Share Price represents a significant premium to the closing price of the Shares on October 24, 2025 (the last trading day prior to the delivery of the Proposal to the Issuer's Board). The Per Share Price represents over a 56.0% premium to the price of the Shares as recently as April 2025, when capital markets conditions were less favorable. In addition, the Per Share Price equates to an enterprise value multiple of 9.5x the Issuer's trailing 12-month earnings before interest, taxes, depreciation and amortization ("EBITDA") (as of June 30, 2025) and represents a significant premium to the Issuer's last-three-year average enterprise value multiple of 7.7x trailing 12-months' EBITDA. The Proposal also noted that the Per Share price is 113% higher than the price of the Shares when the Reporting Persons first publicly disclosed their investment in the Issuer (October 2020), and the Proposal would allow shareholders to crystallize the results of this turnaround at an opportune time when most U.S. equity indices are at near record levels and at historically elevated valuation multiples.

In the Proposal, Trian Management and General Catalyst indicated that (i) the Proposed Transaction would be subject to the negotiation and execution of mutually acceptable definitive documentation and (ii) it was their expectation that the Issuer's Board would appoint a committee of independent, disinterested directors (the "Special Committee") to consider the Proposed Transaction and make a recommendation to the Issuer's Board. In addition, Trian Management and General Catalyst stated they believed the Issuer has an opportunity to enhance client's experience and further its strategy by significantly increasing long-term investment in the Issuer's product offerings, client service capabilities, technology and talent. Trian Management and General Catalyst further indicated that they believe these investments can more effectively be done free from the constraints of operating as a public company.

The Proposal may result in one or more transactions, events or actions specified in clauses (a) through (j) of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Shares from the New York Stock Exchange and other material changes in the Issuer's business or corporate structure.

No assurances can be given that a definitive agreement will be reached or that the Proposed Transaction will be consummated. The Proposal is an expression of interest only and Trian Management and General Catalyst reserve the right to modify or withdraw the Proposal at any time, with or without prior notice. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plans or proposals at any time.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced herein, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation; proposing changes with respect to the Issuer and/or soliciting proxies from other stockholders of the Issuer in connection therewith; acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) (collectively, "Securities"), including through or in connection with an extraordinary corporate transaction (such as a merger) involving the Issuer, or disposing of some or all of the Securities beneficially owned by the Reporting Persons from time to time (which may include distributing some or all of such Securities to such Reporting Person's respective members, stockholders, partners or beneficiaries, as applicable, transferring Securities to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), in public market, privately negotiated transactions, block sales or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer; and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons and their affiliates plan to engage in discussions with members of management and the Issuer's Board and their respective representatives (including their respective professional advisors), and expect to engage in discussions with the Special Committee and its representatives (including its professional advisors) in connection with the Proposed Transaction and plan to continue to engage in discussions with potential equity and debt financing sources in connection with the Proposed Transaction. While the Proposal remains under consideration by the Issuer's Board and the Special Committee, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposed Transaction with, the Issuer's Board and the Special Committee and their respective representatives. The Reporting Persons do not intend to update or provide additional disclosures regarding the Proposal or the Proposed Transaction until a definitive agreement has been entered into, or unless disclosure is otherwise required under applicable U.S. securities laws. The Reporting Persons and their affiliates may participate in any process regarding the Issuer and/or engage in other activities, discussions and/or negotiations regarding any courses of action with respect to the Issuer, including, without limitation, submitting an indication of interest, letter of intent, term sheet, offer letter or other similar expression of interest in connection therewith, including any revisions to the Proposal or any such expression of interest; engaging advisors or other third parties; communicating with the Issuer, its subsidiaries and representatives and other third parties (including, without limitation, various advisors, industry analysts, investment and financing professionals, other shareholders of the Issuer and financing sources) and any potential co-investors; taking actions regarding prospective equity and/or debt financing for any such course of action, including, without limitation, exchanging information, negotiating terms and entering into commitment letters and related agreements and/or any other similar agreements; and preparing, revising and negotiating agreements with the Issuer, potential investors and financing sources, professional advisors and other interested parties.

The foregoing summary of the Proposal and the Proposal Cooperation Letter is qualified in its entirety by reference to the full text of the Proposal and the Proposal Cooperation Letter, copies of which are attached hereto as Exhibit 7 and Exhibit 8, respectively, and incorporated by reference herein."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Part (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) As of 4:00 pm, New York City time, on October 24, 2025, the Reporting Persons beneficially owned 31,867,800 Shares, representing approximately 20.43% of the Issuer's outstanding Shares (calculated based on 155,978,508 Shares outstanding as of as of July 29, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the "Form 10-Q")).
Number of shares as to which each person has sole or shared power to vote or dispose:
Part (b) of Item 5 of the Schedule 13D is hereby amended and restated with the following:

(b) Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 31,867,800 Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May, by virtue of their relationships with Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian AM Holdco directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaim beneficial ownership of such Shares for all other purposes.
Transactions in the class effected during the past sixty days:
Part (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c) There have been no new transactions by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 14.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented to incorporate by reference the information set forth in Items 3 and 4 above. In addition, Item 6 of the Statement is hereby amended and supplemented by inserting the following information at the end thereof:

"In connection with the Proposed Transaction, the Reporting Persons may enter into confidentiality arrangements (some of which may contain restrictions on the ability of the parties thereto to acquire Shares or other securities or interests in the Issuer), financing commitments, subscription agreements, limited partnership agreements, limited liability company agreements, and other agreements, arrangements and understandings with potential investors, financing sources and other interested parties with respect to the Proposed Transaction or other transactions in respect of the Shares or other securities of the Issuer. To facilitate the Reporting Persons' and General Catalyst's confirmatory due diligence, the Reporting Persons intend to enter into a confidentiality agreement with the Issuer which may contain customary standstill terms. In addition, Trian Management has entered into confidentiality agreements with investors, financing sources and professional advisors, some of which contain restrictions on the ability of such persons to acquire Shares or other securities or interests in the Issuer."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7 - Letter to the Board of Directors of the Issuer, dated October 26, 2025
Exhibit 8 - Letter Agreement, dated as of October 26, 2025, by and between Trian Fund Management, L.P. and General Catalyst Group Management, LLC

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (10/27/2025)
- Peter W. May: /s/ Peter W. May, Peter W. May (10/27/2025)
- Trian Fund Management, L.P.: /s/ Peter W. May, Member of the General Partner of the Reporting Person (10/27/2025)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (10/27/2025)
- Trian Partners AM Holdco II, Ltd.: /s/ Peter W. May, Director (10/27/2025)